UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-2(a)

Torch Energy Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
891013104
(CUSIP Number)
Douglas C. Neff, 19800 MacArthur Boulevard, Suite 700, Irvine, California 92612, (949) 851-2121
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)
(Page 1 of 6 Pages)

CUSIP No.	891013104	SCHEDULE 13D	Page	2	of	6

1	NAMES OF REPORTING PERSONS: FAIRCHILD ENERGY INVESTMENT CO. LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8179930

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		849,900

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		849,900

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

849,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.88%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) The number of outstanding Units of Beneficial Interest for purposes of this calculation consists of 8,600,000 units outstanding as of September 30, 2006.

CUSIP No.	891013104	SCHEDULE 13D	Page	3	of	6

1	NAMES OF REPORTING PERSONS: DOUGLAS C. NEFF

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		849,900

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

849,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

849,900

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.88%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, HC
(1) The number of outstanding Units of Beneficial Interest for purposes of this calculation consists of 8,600,000 units outstanding as of September 30, 2006.

CUSIP No. 891013104	SCHEDULE 13D	Page 4 of 6

     This Amendment No. 2 to Schedule 13D (“Amendment”) amends Amendment No. 1 to Schedule 13D filed on February 7, 2007 by Fairchild Energy Investment Co. LLC (“Fairchild”) and Douglas C. Neff (each, a “Reporting Person” and, collectively, the “Reporting Persons”).
     All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D filed on January 25, 2007.
Item 2. Identity and Background
     Item 2 is amended to reflect the following:
     As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 849,900 Units, representing approximately 9.88% of the Units presently outstanding.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended to reflect the following:
     As of June 8, 2007, Fairchild had acquired 285,400 of its Units in the Trust in open market transactions for an aggregate (including broker’s fees and commissions) of approximately $2,049,474.14. Fairchild acquired 564,500 of its Units pursuant to contribution agreements in exchange for membership interests in Fairchild valued at the cost basis of the Units in the hands of the contributing member. The aggregate cost basis of all Units contributed to Fairchild was $3,946,929.20. Fairchild acquired 85,800 Units in the Trust in open market transactions for an aggregate (including broker’s fees and commissions) of approximately $618,668.64 after February 7, 2007. No transactions have been effected in the past 60 days.
     All open market purchases were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In such instances, the positions held in the margin account are held as collateral security for repayment of debit balances in the accounts.
Item 4. Purpose of Transaction.
     Item 4 is amended to reflect the following:
     Each of the Reporting Persons acquired beneficial ownership of the Units for investment purposes. Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Trust on a continuing basis. Depending on various factors including, without limitation, the price levels and trading volume of the Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Trust as they deem appropriate including, without limitation, maintaining their current level of investment in the Units, purchasing additional Units in the open market, in privately negotiated transactions, in a tender offer or otherwise, selling or otherwise disposing of any or all of the Units beneficially owned by them in the open market, in privately negotiated transactions or otherwise, taking any other action with respect to the Trust or the Units in any manner permitted by law or changing their intention with respect to any or all matters referred to in this Item 4.

CUSIP No. 891013104	SCHEDULE 13D	Page 5 of 6

     The Reporting Persons intend to actively monitor the tender offer by Silver Point Capital Fund, L.P. that was commenced on May 10, 2007, efforts by the Trustee to increase the value of the Trust to its unitholders as well as the announcement of the termination of the Trust. The Reporting Persons may also decide in the future to propose a transaction whereby all or a portion of the Trust be sold, and in connection therewith may seek to participate in such transaction or seek to acquire control of the Trust in a negotiated transaction or otherwise. The Reporting Persons also may seek in future to propose certain matters for consideration and approval by the Trust’s unitholders or Trustee.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended to reflect the following:
     (a) - (b) As of June 8, 2007, Fairchild beneficially owns an aggregate of 849,900 Units, representing 9.88% of the Units presently outstanding based upon the 8,600,000 Units reported by the Trust to be issued and outstanding as of September 30, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006. Fairchild has sole voting and dispositive power with regard to the 849,900 Units. As the sole manager of Fairchild and the person with the power to direct Fairchild’s voting and disposition of the Units in the Trust, Douglas C. Neff has shared voting and dispositive power and may be deemed to beneficially own the 9.88% Units owned by Fairchild. Mr. Neff disclaims beneficial ownership of the Units owned by Fairchild except to the extent of his pecuniary interest therein.
     (c) No transactions have been effected by the persons named in Item 5(a) above during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended to reflect the following:
     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     On January 23, 2007 Fairchild entered into a letter agreement with Holbrook Partners (“Holbrook”) pursuant to which Holbrook provided Fairchild with investment advisory services to Fairchild concerning the Trust. Pursuant to the letter agreement, Holbrook provided Fairchild with advice and analysis regarding the Units and introduced Fairchild to a possible joint-venture arrangement whereby Fairchild, Mr. Holbrook and Silver Point Capital Fund, L.P. would contribute the Units that each owned to a limited liability company and such company would commence a tender offer for any and all of the outstanding Units in the Torch Energy Royalty Trust. After further discussions, the parties concluded that an agreement could not be reached with respect to such arrangement. Fairchild has terminated its agreement with Holbrook because Mr. Hollbrook is no longer providing investment advisory services to Fairchild.

CUSIP No. 891013104	SCHEDULE 13D	Page 6 of 6

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIRCHILD ENERGY INVESTMENT CO. LLC
Dated: June 11, 2007	By:	/s/ Douglas C. Neff
		Name:	Douglas C. Neff
		Title:	Manager

/s/ Douglas C. Neff
DOUGLAS C. NEFF